

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

December 16, 2009

David T. Mitchell
Chief Executive Officer and President
Fabrinet
Walker House, 87 Mary Street
George Town, Grand Cayman
KY1-9005
Cayman Islands

> **Re: Fabrinet**
> **Form S-1**
> **Filed November 20, 2009**
> **File No. 333-163258**

Dear Mr. Mitchell:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree with any of our comments, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note a number of blank spaces throughout your registration statement for information that you are not entitled to omit under Rule 430A, such as the anticipated price range, the size of the offering and the names of the directors who serve on your board committees. Please include this disclosure in an amendment as soon as practicable. Note that we may have additional comments once you have provided this disclosure. Therefore, please allow us sufficient time to review your complete disclosure prior to any distribution of preliminary prospectuses.

2. We encourage you to file all exhibits with your next amendment. We must review these documents before the registration statement is declared effective, and we may have additional comments.

3. As soon as practicable, please furnish us with a statement as to whether or not the amount of compensation to be allowed or paid to the underwriters has been cleared with FINRA. Prior to the effectiveness of this registration statement, please provide us with a copy of the letter or a call from FINRA informing us that FINRA has no additional concerns.

4. We note that your first attempt at going public was aborted earlier this year due to market conditions. Tell us what has changed to convince management to go public at this time.

Prospectus Summary, page 1

5. We note your statements on pages one and 36 that "[w]e believe we are a global leader in providing these services to the optical communications market," and your statement on page 67 that "[w] e believe that we provide a broader array of process technologies than any other manufacturing service provider to the optics industry." To the extent that you do not have independent quantitative support (e.g. revenues or number of products) for these statements, please clarify that your beliefs are based solely on your qualitative assessment.

6. We note your references to certain customers in your summary and on page 36. For three of these companies, Coherent, Infinera Corporation and Newport Corporation, you do not provide specific quantitative disclosure addressing their significance to you. Indicate the percentage of your revenues each of the identified customers represents or explain why these customers are considered material customers worth highlighting.

Risk Factors, page 9

"Consolidation in the markets we serve could harm our business, financial condition and operating results," page 14

7. Please revise this risk factor to indicate how the issues you identify have affected your business to date. For example, disclose any reduction in demand for its services you have experienced as a result of the consolidation of your customers.

"If the products that we manufacture contain defects, we could incur significant correction costs…", page 15

8. Please expand your disclosure to address any historical experiences you have had with costs or claims associated with product defects.

Management's Discussion and Analysis…, page 36

9. We note your disclosure on page 24 that you expect your expenses to increase as a result of the requirements associated with being a public company. Revise your management's discussion and analysis to provide quantified detail regarding what changes in your results of operations, liquidity and capital resources and trends you expect as a result of your reorganization from a private company to a public company.

10. We note your statement on page 37 that you expect that industrial lasers and sensors will generate an increasing portion of your revenues in the future. In order to provide context for your disclosure, please disclose the portion of your fiscal year 2009 revenues that were attributable to each of these markets and describe in more detail, to the extent possible, the rate at which management expects revenues from these markets to increase. Please also address in this section whether management anticipates that your expansion into other markets outside the optics industry will have a meaningful impact on revenues.

Costs of Revenues, page 38

11. We note your disclosure on page 10 that you are experiencing and expect to continue to experience strain on your supply chain and periodic supplier problems. Please expand your disclosure on page 39 to quantify, if possible, the impact such shortages might have on your operations. In addition, please revise your results of operations, if applicable, to address any impact such shortages or related problems had on your fiscal year 2009 expenses.

12. Provide an expanded discussion (quantified, if possible) of any expected increases in expenses, to the extent known. For example, address the selling, general and administrative expenses and costs of revenues associated with your plans to expand into new geographic markets, continue your diversification into the industrial lasers and sensors markets and other markets outside the optics industry, and further develop your customized optics and glass manufacturing (as referenced on page 65). Address how the costs associated with such actions could deplete your available cash, the proceeds of this offering and cash from operations.

Contractual Obligations, page 56

13. Revise your disclosure to include the material terms of your debt obligations, including financial covenants and ratios, events of default and the consequences of default for each agreement. Note that Release No. 33-8350 recommends expanded disclosure of material covenants when they limit, or are reasonably likely to limit, a company's ability to undertake financing to a material extent or when they restrict the ability to pay dividends.

Capital Expenditures, page 57

    14. Explain your unusually high level of capital expenditures in fiscal 2008.

Business, page 61

    15. Expand your disclosure to briefly address the development of your business in the last five years, including your corporate structure. See Item 101(a) of Regulation S-K.

Compensation Discussion and Analysis, page 80

    16. Throughout your compensation discussion and analysis and as to each compensation element, discuss how you arrived at and why you paid each of the particular levels and forms of compensation for each named executive officer. For example, disclose the factors the compensation committee considered in determining the base salary and bonus paid to each named executive officer. See Item 402(b)(2)(vi) and (vii) of Regulation S-K.

    17. We note your statement on page 81 that you retained an independent compensation consultant to benchmark your executive's compensation against the levels paid by your competitors. Identify all of the companies that you considered for purposes of benchmarking the named executive officers' compensation. Discuss how the compensation committee used the benchmarking information to determine the levels and amounts of named executive officer compensation. See Item 402 (b)(2)(xiv) of Regulation S-K.

Long-Term Equity Incentives, page 82

    18. We note your statement that you did not grant any share options to the named executive officers in 2009. However, the summary compensation table on page 83 indicates that Mr. Gil received an option award in 2009. Please clarify this apparent discrepancy. Disclose the factors considered by the committee in its determination of whether or not to award stock options to each of the named executive officers in 2009.

Incentive Compensation Plans, page 87

    19. We note your discussion of the 2010 Performance Incentive Plan for which you intend to obtain board and shareholder approval prior to completion of the offering. If this plan is approved prior to the effective date of this registration statement, include the plan as an exhibit to this registration statement.

Principal and Selling Shareholders, page 99

20. Please tell us in your response letter whether any of the selling shareholders are broker dealers or affiliates of a broker dealer. If any selling security holders are broker-dealers or affiliates of broker-dealers, tell us how they acquired their shares. For each broker-dealer affiliate, disclose whether it purchased the company's securities in the ordinary course of business, and whether, at the time of the purchase of the securities to be resold, it had any agreements or understandings, directly or indirectly, with any person to distribute the securities.

Exhibits

21. We note that you have omitted Exhibit A to the employment agreement filed as Exhibit 10.3.1 to your registration statement. Please file this exhibit with your next amendment.

22. Please file all material contracts upon which your business is substantially dependent as exhibits to the registration statement pursuant to Item 601(b)(10) of Regulation S-K, including, as applicable contracts with your significant customers, suppliers and related parties. If you believe the filing of these agreements is not required, please provide a supporting analysis in your response letter.

*   *   *   *

Please amend your Form S-1 in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures that they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

David T. Mitchell
Fabrinet
December 16, 2009
Page 6

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they may relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Jessica Plowgian, Attorney-Advisor, at (202) 551-3367, or me at (202) 551-3810 with any questions.

Sincerely,

/s

Larry Spirgel
Assistant Director

cc: Karen K. Dreyfus, Esq.
    Nate Gallon, Esq.
    Wilson Sonsini Goodrich & Rosati
    (via facsimile): 650-493-6811